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                             November 22, 2023

       Foo Chee Weng Desmond
       Director, Chairman and Chief Executive Officer
       Desfran Holdings Ltd
       c/o 3 Shenton Way,
       Shenton House, #23-01
       Singapore 068805

                                                        Re: Desfran Holdings
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
30, 2023
                                                            CIK No. 0001982961

       Dear Foo Chee Weng Desmond:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted October 30, 2023

       Cover Page

   1. We note your disclosure that "[w]e conduct our operations primarily in Singapore, Hong
                                                        Kong and mainland China
through our operating subsidiaries," that "[i]nvestors in this offering will not
directly hold equity interests in our operating subsidiaries," and that
                                                        "[t]his structure
involves unique risks to investors." Please revise your disclosure throughout the
prospectus to provide more specific and prominent disclosures about the legal and operational
risks associated with China-based companies. For additional
                                                        guidance, please see
the Division of Corporation Finance   s sample letters regarding
                                                        China-specific
disclosures issued by the Staff in July 2023 and December 2021.
 Foo Chee Weng Desmond
FirstName LastNameFoo   Chee Weng Desmond
Desfran Holdings Ltd
Comapany 22,
November  NameDesfran
              2023      Holdings Ltd
November
Page 2    22, 2023 Page 2
FirstName LastName
Overview, page 2

2. Please revise and balance your corporate services income discussion to also disclose your net income or loss for the same periods.
Prospectus Summary, page 4

3. Please disclose here, as you do on the cover page, that "Mr. Foo Chee Weng Desmond, our Chief Executive Officer and the beneficial owner of our outstanding Class B ordinary shares, will hold approximately []% of the voting power of our outstanding shares following this offering . . . ." Additionally, include a discussion of the resulting
         consequences, including that Mr. Foo Chee Weng Desmond "will have considerable influence over matters such as . . . ," as you do in your risk factor on page 24. Further, here and in such risk factor, disclose the specific percentage of outstanding shares that the
         Mr. Foo Chee Weng Desmond must keep to continue to control general matters submitted to shareholders for approval, pursuant to which holders of shares of Class A and Class B common stock would vote together as a class. Lastly, revise the Corporate History and
         Structure chart on page 5 to disclose and discuss the company's dual-class structure.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 49

4. We note your disclosure that the increase in corporate services income in the six months ended March 31, 2023, as well as in fiscal year 2022, "was driven primarily by strengthening across our core businesses as borders that had been closed in reaction to
         COVID . . . ." Please revise to reconcile with your disclosure on page
18 that "a
         substantial amount of our corporate services income for the year ended September 30,
         2022 were provided by two one-off transactions that are not expected to recur." Also reconcile with your disclosure on page 50 that the increase in gross profit margin for the six months ended March 31, 2023 was driven in-part by "a substantial one-off transaction, valued at US$ 500,000." Last, to the extent that your historical results have been materially impacted by one-off transactions that are not expected to recur, please revise throughout your prospectus, and particularly in your risk factors and Business section, to clarify that your historical results may not be indicative of your future business and related income given that your historical corporate services income appears to be comprised in-
         part of such one-off transactions. For example, revise your risk factor heading entitled
         "Our historical growth rate . . . " to prominently highlight the one-off transactions.
5. You attribute the increase in gross profit margin in the six months ended March 31, 2023 to several factors. However, these factors do not appear to fully explain the entire increase. Please describe and quantify the material factors for all portions contributing to the increase in gross profit margin.
 Foo Chee Weng Desmond
FirstName LastNameFoo   Chee Weng Desmond
Desfran Holdings Ltd
Comapany 22,
November  NameDesfran
              2023      Holdings Ltd
November
Page 3    22, 2023 Page 3
FirstName LastName
6. Please expand your disclosure to provide quantified explanations for the changes in payroll and employee benefits, consulting fees and maintenance fees included in other operating expenses over the reporting periods. Refer to Item 303 of Regulation S-K.
7. Your segment reporting information disclosed on page F-22 states that you are organized into three reportable segments. Please provide a discussion and analysis of results of operations at the segment level. Refer to Item 303(b) of Regulation
S-K.
Industry Overview, page 56

8. We note your inclusion of market projections through 2026, as well as your disclosure on page 6 that the information provided by Frost & Sullivan "involves a number of assumptions and limitations." Please revise to discuss the material assumptions and limitations with respect to such projections, and also include a risk factor discussing the risks associated therewith.
9. To provide additional clarity for investors, please revise to define all acronyms in this section, including your use of APAC and RoW, to clarify whether you are referring to the
         Asia-Pacific region as well as the rest of the world.
Business, page 62

10. Where you disclose that you had 87 clients in Fiscal 2022, please prominently highlight that you received a substantial portion of your corporate services income from your two largest customers, as you state on page 65 and in your risk factors on page
         19. Additionally, please revise to clarify the current state of your customer relationships and disclose that the prior one-off transactions with your major customers are not expected to recur, if true. In this regard, your disclosure on page 42 further indicates that your client base changed, as you state that "[p]rior to July 2022, our headquarters were located in Hong Kong and the majority of our business was booked out of Hong Kong."
         Such disclosure also notes that that you have since moved your headquarters to Singapore and that the corporate services income generated in Hong Kong was significantly reduced from approximately $1.5 million for fiscal year 2022 to $340 thousand in the six months ended March 31, 2023.
11. Where you discuss Fiscal 2022 metrics throughout the prospectus, please revise to provide comparable disclosure for Fiscal 2021, so as to balance such disclosure as you do on page
         63 where you discuss your clients in Fiscal 2021 and Fiscal 2022 with respect to financial licensing services. As examples only, we further note your disclosure on page 64 that
         "[i]n Fiscal 2022 we helped 72 clients incorporate companies in 11 distinct jurisdictions,"
         as well as your disclosure on page 65 that "[i]n Fiscal 2022, 87.1% of our corporate services income came from clients engaging in the foreign exchange or contract for difference brokerage business."
12. We note your disclosure that "[i]n Fiscal 2021 and Fiscal 2022 and the six months ended
         March 31, 2022 and 2023, clients for whom we had helped incorporate an overseas
 Foo Chee Weng Desmond
Desfran Holdings Ltd
November 22, 2023
Page 4
         company accounted for 92.6%, 92.3%, 92.6% and 82.8%, respectively, of our income for the year." Revise to clarify whether you mean your income attributed to corporate secretarial services as opposed to more generally your income, as it does not appear that either your corporate secretarial services income, or income from incorporation services, generated the majority of your income in Fiscal 2021 or Fiscal 2022. Additionally, provide the percentage of income generated from incorporation services compared to your total corporate services income, to balance your disclosure pertaining to income from licensing consultancy services in the first paragraph on page 64.
13. We note your disclosure of the number of employees as of March 31, 2023, as well as your breakdown of your corporate services income by geographic location for the years ended September 30, 2022 and 2021, and for the six months ended March 31, 2023 and 2022. Revise to provide such information for the last three financial years in accordance with Item 4.B.2 and 6.D of Form 20-F.
Index to Consolidated Financial Statements, page F-1

14. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction 2 to Item 8.A.4 as an exhibit to your registration statement.
15. Please provide the information required by Rule 12-09 of Regulation S-X regarding your valuation and qualifying accounts, including your provisions for doubtful accounts. Please refer to Items 4(b) and 8(b) of Form F-1 and Item 17(a) of Form 20-F. Consolidated Statements of Operations and Comprehensive Income (Loss), page F-6

16. You present 1,000,000 weighted average number of ordinary shares used in computing net income per share for fiscal years 2022 and 2021 herein, and 50,000,000 shares for the six months ended March 31, 2023 and 2022 on page F-25. These weighted average number of ordinary shares outstanding amounts appear to be inconsistent with the 1 ordinary share outstanding presented in your consolidated statements of changes in
shareholders    deficit
         for the corresponding periods. Please tell us how you determined these outstanding share amounts used in computing net income (loss) per share for all reporting periods presented.

Consolidated Statements of Cash Flows, page F-8

17. You state on page F-19 that amount due from shareholder represents cash collected from
FirstName LastNameFoo Chee Weng Desmond
       your customers by your shareholder on your behalf. Please tell us your basis to present
Comapany    NameDesfran
       the change         Holdings
                  in amount         Ltdshareholder as cash flows from investing
activities instead
                             due from
       of cash
November   22, flows from 4operating activities. Refer to ASC 230-10-45-16 and
45-17.
               2023 Page
FirstName LastName
 Foo Chee Weng Desmond
FirstName LastNameFoo   Chee Weng Desmond
Desfran Holdings Ltd
Comapany 22,
November  NameDesfran
              2023      Holdings Ltd
November
Page 5    22, 2023 Page 5
FirstName LastName
Notes to Consolidated Financial Statements
2. Summary of significant accounting policies
Revenue recognition
License application, page F-13

18. Please describe the nature and terms of the series of tasks which are distinct and separately identifiable included in your license application projects. Clarify whether these tasks are separate performance obligations and provide your analysis of how you evaluate whether each task is distinct. Refer to ASC 606-10-25-19 through 25-22. If your license application projects have multiple performance obligations, please disclose how transaction fees have been allocated to each performance obligation. Refer to ASC 606-
         10-32-28 through 32-38.
4. Right-of-use assets and operating lease liabilities, page F-17

19. Please expand your disclosure herein and on page F-32 to include cash paid for amounts included in the measurement of lease liabilities, segregated between operating and financing cash flows. Refer to ASC 842-20-50-4(g).
8. Income taxes, page F-21

20.      Your effective tax rate reconciliation shows a significant fluctuation
in the line item    tax
         effect on expenses not deductible for tax purposes    for the fiscal
year ended September
         30, 2022 compared to the fiscal year ended September 30, 2021. Please describe the types of expenses included therein and explain to us the reasons for the fluctuation in the line item and your consideration of disclosing the nature of these reconciling items in your financial statements. Refer to the guidance in ASC 740-10-50-12. Signatures, page II-3

21. Please revise the signature page to annotate that the registration statement will be signed by at least a majority of your board of directors and your authorized representative in the
         United States.
General

22. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Foo Chee Weng Desmond
FirstName LastNameFoo   Chee Weng Desmond
Desfran Holdings Ltd
Comapany 22,
November  NameDesfran
              2023      Holdings Ltd
November
Page 6    22, 2023 Page 6
FirstName LastName
       Please contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact
Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Mathew Lewis